SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934





                      Park Place Entertainment Corporation
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    700690100
                                 (Cusip Number)

                                    8/31/2001
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1 (b)

         / /  Rule 13d-1 (c)

         / /  Rule 13d-1 (d)


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CUSIP NO. 700690100                                                         13G


1)  NAME OF REPORTING PERSON          I.R.S. NUMBER OF REPORTING PERSON
       Wallace R. Weitz & Company     Tax I.D. No. 47-0654095

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
            (a) [ ]
            (b)  X

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)  Sole Voting Power:              30,071,600
6)  Shared Voting Power:            None
7)  Sole Dispositive Power:         30,071,600
8)  Shared Dispositive Power:       None

9)  AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
       30,071,600

10) CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [  ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
       10.1%

12) TYPE OF REPORTING PERSON
       IA


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CUSIP NO. 700690100                                                         13G

1)  NAME OF REPORTING PERSON
       Wallace R. Weitz

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
            (a) [ ]
            (b)  X

2)  SEC USE ONLY

3)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)  Sole Voting Power:              None
6)  Shared Voting Power:            30,071,600
7)  Sole Dispositive Power:         None
8)  Share Dispositive Power:        30,071,600

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       30,071,600

10) CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       10.1%

12) TYPE OF REPORTING PERSON
       IN


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Item 1(a).  Name of Issuer:
               Park Place Entertainment Corporation

Item 1(b).  Address of Issuer's Principal Executive Office:
               3930 Howard Hughes Parkway
               Las Vegas, Nevada 89109

Item 2(a).  Names of Persons Filing:
               Wallace R. Weitz & Company
               Wallace R. Weitz, President and Primary Owner of
                Wallace R. Weitz & Company

Item 2(b).  Principal Business Address of Persons Filing:
               1125 South 103rd Street, Suite 600
               Omaha, Nebraska 68124-6008

Item 2(c).  Citizenship:
               Wallace R. Weitz & Company - State of Nebraska
               Wallace R. Weitz - Citizen of United States of America

Item 2(d).  Title of Class of Securities:
               Common Stock

Item 2(e).  CUSIP Number:
               700690100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


          (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Wallace R. Weitz & Company ("Weitz & Co.") as a registered investment adviser. All of the securities reported in this statement are owned of record by investment advisory clients of Weitz & Co. and none are owned directly or indirectly by Weitz & Co. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Weitz & Co. is the beneficial owner of any of the securities covered by the statement.

          (g) Control Person. This statement is also being filed by Wallace R. Weitz ("Weitz"), President and primary owner of Weitz & Co. in the event he could be deemed to be an indirect beneficial owner of the securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Mr. Weitz does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Weitz is the beneficial owner of any of the securities covered by this statement.

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Item 4.  Ownership:

               (a)  Amount Beneficially Owned:

                    (i)  Weitz & Co.   30,071,600 Shares

                    (ii) Weitz         30,071,600 Shares

               (b)  Percent of Class:

                    (i)  Weitz & Co. 10.1%

                    (ii) Weitz 10.1%

               (c)  Number of Shares as to which such person has:

                    (I)  sole power to direct vote:

                        (i)  Weitz & Co.     30,071,600

                        (ii) Weitz           0

                    (II) shared power to direct vote:

                        (i)  Weitz & Co.     30,071,600

                        (ii) Weitz           30,071,600

                    (III) sole power to dispose:

                        (i) Weitz & Co.      30,071,600

                        (ii) Weitz           0

                    (IV) shared power to dispose:

                        Weitz & Co.          30,071,600

                        Weitz                30,071,600

Item 5. Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

               Weitz Series Fund, Inc.-Value Fund, a registered investment company, is the record owner of 16,811,500 shares of the Issuer as of August 31, 2001, representing 5.6% of the Issuer's shares. Wallace R. Weitz & Company has the sole power to vote or direct the vote of the securities covered by this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               N/A

Item 8. Identification and Classification of Members of the Group

               N/A

Item 9. Notice of Dissolution of Group

               N/A


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Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date : September 7, 2001

               WALLACE R. WEITZ & COMPANY

               By: /s/ Wallace R. Weitz
               Name: Wallace R. Weitz
               Title: President

               WALLACE R. WEITZ
               (Individually)

               /s/ Wallace R. Weitz


                             Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 7th day of September, 2001.

               WALLACE R. WEITZ & COMPANY

               By: /s/ Wallace R. Weitz
               Name: Wallace R. Weitz
               Title: President

               WALLACE R. WEITZ
               (Individually)

               /s/ Wallace R. Weitz